UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Craft Brewers Alliance, Inc.

(Name of Issuer)

Common Stock, Par Value $0.005 per share

(Title of Class of Securities)

224122 10 1

(CUSIP Number)

Kurt R. Widmer

Craft Brewers Alliance, Inc.

929 North Russell Street

Portland, Oregon  97227-1733

Telephone:  (503) 281-2437

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 224122 10 1		Page 2 of 6 pages

13D

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Kurt R. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [  ]        (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            OO

            ------------------------------------------------------------------------------------------------------------

5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,969,881

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,969,881

            ------------------------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,969,881

            ------------------------------------------------------------------------------------------------------------

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            11.5 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 10 1		Page 3 of 6 pages

13D

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Ann G. Widmer

            ------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group

            [X]       (a)

            [   ]       (b)

3.         SEC Use Only

            ------------------------------------------------------------------------------------------------------------

4.         Source of Funds

            OO

            ------------------------------------------------------------------------------------------------------------

5.         [   ]       Check Box if Disclosure of Legal Proceedings is

                          Required Pursuant to Item 2(d) or 2(e)

            ------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

            United States

            ------------------------------------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            0

            ------------------------------------------------------------------------------------------------------------

8.         Shared Voting Power

            1,969,881

            ------------------------------------------------------------------------------------------------------------

9.         Sole Dispositive Power

            0

            ------------------------------------------------------------------------------------------------------------

10.       Shared Dispositive Power

            1,969,881

            ------------------------------------------------------------------------------------------------------------

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            1,969,881

            ------------------------------------------------------------------------------------------------------------

12.       [   ]       Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            11.5 percent

            ------------------------------------------------------------------------------------------------------------

14.       Type of Reporting Person

            IN

            ------------------------------------------------------------------------------------------------------------

CUSIP 224122 10 1		Page 4 of 6 pages

13D

Item 1.  Security and Issuer.

            The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, $.005 par value ("Common Stock"), of Craft Brewers Alliance, Inc., a Washington corporation (the "Company").  The address of the Company's principal executive offices is 929 North Russell Street, Portland, Oregon 97227-1733.

Item 2.  Identity and Background.

            (a)-(c), (f)  This Statement is filed by Kurt R. Widmer and Ann G. Widmer (each, a “Reporting Person” and collectively, “Reporting Persons”), each of whose business address is c/o Craft Brewers Alliance, Inc., 929 North Russell Street, Portland, Oregon 97227-1733.  Mr. Widmer's present principal occupation is Chairman of the Board of the Company.  The Company is a leading brewer of high quality hand crafted beers in the United States.  The Company's address is set forth in Item 1.  Ms. Widmer’s present principal occupation is Professor Emeritus of Concordia University. Concordia University’s address is 2811 N.E. Holman Street, Portland, Oregon 97211. Each Reporting Person is a citizen of the United States.

            (d)-(e)  During the last five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            Mr. Widmer received 1,931,014 shares of Common Stock on July 1, 2008, pursuant to the merger (the "Merger") between Widmer Brothers Brewing Company ("Widmer") and the Company.  In exchange for each share of Widmer common stock held by Mr. Widmer at the time of the Merger, he received 2.1551 shares of Common Stock.  Effective October 8, 2009, Mr. Widmer transferred ownership of all of his shares of Common Stock to joint tenancy with right of survivorship with his spouse, Ms. Widmer.  Also pursuant to the Merger, Ms. Widmer received 2.1551 shares of Common Stock, or a total of 38,867 shares of Common Stock, in exchange for each share of Widmer common stock she held at the time.  Neither Reporting Person has acquired or disposed of any shares of Common Stock since October 8, 2009.

Item 4.  Purpose of Transaction.

            Each Reporting Person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Mr. Widmer may, in the ordinary course of acting in his capacity as Chairman of the Board of the Company, engage in activities which relate to or would result in any or all of the items listed in Item 4(a)-(j) below.

Except as set forth above, neither of the Reporting Persons, as of the date of this Statement, has any present plans or proposals which relate to or would result in:

(a)        The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP 224122 10 1		Page 5 of 6 pages

13D

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Company;

(f)         Any other material change in the Company's business or corporate structure;

(g)        Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)         Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

            (a)–(b)  Each of the Reporting Persons beneficially owns 1,969,881 shares of Common Stock, or 11.5 percent (based on 17,074,063 shares of Common Stock outstanding as of November 5, 2009, as reported on the Company's Form 10-Q for the quarterly period ended September 30, 2009).  Each of the Reporting Persons has shared power to direct the vote and shared power to dispose of 1,969,881 shares of Common Stock.

            (c)        During the past 60 days, neither of the Reporting Persons has purchased or sold any shares of Common Stock.

            (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as set forth in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP 224122 10 1		Page 6 of 6 pages

13D

Item 7.  Material to be Filed as Exhibits.

            Exhibit 99.1 – Joint Filing Agreement dated February 11, 2010.

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

/s/ Kurt R. Widmer
Kurt R. Widmer

/s/ Ann G. Widmer
Ann G. Widmer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)